Exhibit 99.1

BioBlast Pharma Reports Third Quarter Financial Results

Tel Aviv, Israel November 17, 2015 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, today announced financial results for the third quarter ended September 30, 2015.

BioBlast ended the third quarter of 2015 with $23.1 million in cash and short-term bank deposits, total quarterly expenses were $3.6 million whereas total quarterly expenses excluding stock based compensation were $3.0 million.

Colin Foster, President & CEO, said "During the third quarter and more recently, we made significant progress with the announcement of positive interim safety and efficacy data in our HOPEMD Phase 2 open label clinical study evaluating Cabaletta® in oculopharyngeal muscular dystrophy (OPMD). These data support our plans to initiate a Phase 3 clinical study in OPMD in 2016 following discussions with regulatory authorities. Additionally, we made significant progress on the personnel front with the announcement of new U.S.-based senior executives joining the BioBlast executive team. Previously, we announced the establishment of a U.S. headquarters in New Haven, Connecticut.”

Third Quarter 2015 Financial Results:

•	Research and development (R&D) expenses for the third quarter of 2015 were $1.71 million, compared to $2.14 million in the second quarter of 2015. The decrease was primarily due to a $0.5 million decrease in clinical study and manufacturing-related expenses associated with the Cabaletta platform, as well as a decrease of $0.15 million in pre-clinical study expenses, offset against a $0.27 million increase in human resources related expenses.

•	Pre-commercialization expenses for the third quarter of 2015 were $0.27 million and consisted primarily of expense related to professional services, salaries, and related share-based compensation. No pre-commercialization expenses were incurred in previous quarters.

•	General and administrative (G&A) expenses for the third quarter of 2015 were $1.61 million, compared to $1.6 million in the second quarter of 2015. There was no significant change between the quarters. Within the G&A expenses, the main changes were an increase of $0.19 million in intellectual property and legal expenses, offset by a decrease of $0.24 million in share-based compensation.

•	Net loss for the third quarter of 2015 was $3.6 million, or $0.25 per share, compared to $3.69 million, or $0.26 per share, in the second quarter of 2015. The net loss for the third quarter excluding stock based compensation was $3.0 million, or $0.21 per share, compared to $3.0 million, or $0.21 per share in the second quarter.

Balance Sheet Highlights

•	Cash and cash equivalents (including short-term bank deposits) totaled $23.1 million as of September 30, 2015, compared to $32.6 million on December 31, 2014, and $34.1 million on September 30, 2014. The decrease compared to December 31, 2014 reflects the cash used in operations during the period.

•	Shareholders' equity totaled $22.1 million as of September 30, 2015, compared to $30.7 million on December 31, 2014, and $33.4 million on September 30, 2014.

Third Quarter and Recent Corporate Highlights:

•	On September 10, 2015, the Company announced that it had appointed Paul Firuta, Former NPS Pharmaceuticals, Inc. and ViroPharma Inc. executive, to the newly-created position of Chief Commercial Officer. This position has global responsibility and is based in the U.S.A. Additionally, Mr. Firuta will be a member of the executive management team and will oversee, in particular, the commercial strategy for Cabaletta – the Company’s lead product candidate currently in Phase 2 clinical development in the United States and Canada.

•	On September 14, 2015, the Company announced that it was granted a patent from the U.S. Patent and Trademark Office for Cabaletta entitled “Compositions and Methods for Treating Spinocerebellar Ataxia”.

•	On September 16, 2015, the Company announced that Tom Dubin, Former Alexion Senior Vice President & Chief Legal Officer had joined its Board of Directors, effective immediately.

•	On October 9, 2015, the Company announced that it had appointed Theresa (Terri) Stevens, former Aptalis and Novartis executive, to the newly-created position of Chief Corporate Development Officer with global responsibility based in the U.S.A. Ms. Stevens will be a member of the executive management team and will oversee corporate strategy, M&A, and business development of marketed and development stage in-and out-licensing.

•	On October 27, 2015, the Company announced positive interim results from its HOPEMD Phase 2 open label clinical study with its lead compound, Cabaletta, in 25 patients with OPMD. In this interim analysis, Cabaletta was observed to be safe and well-tolerated with no drug-related serious adverse events. Statistically significant improvement or numerical improvement versus baseline was observed on multiple efficacy endpoints. These interim results support the Company’s plan to move forward with a pivotal Phase 3 study in OPMD following meetings with regulatory authorities. OPMD is a rare progressive muscle-wasting disease characterized by severe swallowing difficulties (dysphagia) leading to malnutrition, dehydration, and aspiration of food into the lungs, as well as more generalized, progressive muscle weakness.

These interim results additionally give insight into the potential of Cabaletta for use in other protein aggregation-related diseases, such as spinocerebellar ataxia type 3 (SCA3 or Machado Joseph disease), another devastating hereditary disease in which the Company is planning a pivotal Phase 3 study in the United States and European Union.

•	On November 16, 2015, the Company announced the appointment of three new senior executives to its leadership team: Warren Wasiewski, M.D. as Chief Medical Officer and Vice President, Research & Development, Leigh Cherry as Vice President Manufacturing, and Stacey Jurchison as Vice President, Investor Relations & Corporate Communications. All are U.S.-based positions with global responsibilities. This is consistent with our objective of significantly enhancing our global reach and specifically, U.S. presence.

Dr. Wasiewski and Ms. Cherry will succeed Dr. Dalia Megiddo, a Company co-founder, who until now, has been Chief Development Officer and head of manufacturing, as well as Prof. Zohar Argov, who has been the Company’s Chief Medical Officer. Going forward, Dr. Megiddo is expected to serve as an advisor to the Company and will continue to serve as a member of the Company’s board of directors. Prof. Argov will become Special Medical Advisor to the CEO and will be a member of the Company’s Scientific Advisory Board. Udi Gilboa, also a co-founder of the Company, who is currently the Chief Financial Officer, will transition to a special advisor role once a successor has been appointed. He will continue as a member of the Company’s board of directors.

About BioBlast Pharma Ltd.

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The Company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The BioBlast platforms are based on a deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. BioBlast was founded in 2012 and is traded on the NASDAQ under the symbol "ORPN". For more information please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when it discusses the timing and advancement of its product candidates, the clinical trial approval process, including discussions with regulatory authorities, initiating future clinical trials and whether such trials will be considered pivotal or not, potential uses of its product candidates for various indications, building a diverse portfolio of products candidates with the potential to address unmet medical needs for incurable diseases, or that our platforms potentially offer solutions for several diseases that share the same biological pathology as well as the plans to transition responsibilities to new executives and transition BioBlast’s co-founders positions into advisors. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in BioBlast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

U.S. Investor Contact:
Michael Rice
Founding Partner
LifeSci Advisors, LLC
mrice@lifesciadvisors.com
(646) 597-6979

 Bio Blast Pharma Ltd

Consolidated Statement of Operation

(U.S. dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Research and development	$1,713	$1,231	$5,807	$2,394
Pre Commercialization	266	-	266	-
General and administrative	1,608	899	4,570	1,489
Total operating expenses
	3,587	2,130	10,643	3,883
Financial income, net	(39)	(19)	(115)	(13)
Net comprehensive loss	3,548	2,111	10,528	3,870
Taxes on income	3	-	8	-
Net loss attributable to holders of Ordinary shares	$3,551	$2,111	$10,536	$3,870
Net basic and diluted loss per share	$0.25	$0.16	$0.74	$0.33
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	14,230,480	12,999,711	14,230,480	11,585,732

Bio Blast Pharma Ltd

Consolidated Balance Sheet Data

(U.S. dollars in thousands)

ASSETS

	September 30,	December 31,
	2015	2014
	(unaudited)
Current assets:
Cash and cash equivalents	$4,947	$10,583
Short term bank deposits	18,126	22,028
Receivables and prepaid expenses	734	274
Total current assets	23,807	32,885
Long-term assets:
Long-term deposit	33	9
Property and equipment, net	81	60
Total long-term assets	114	69
Total assets	$23,921	$32,954

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$807	$1,285
Other accounts payable	955	995
Total current liabilities	1,762	2,280

Long term liabilities:
Accrued severance pay	51	-
Total long term liabilities	51	-
Shareholders’ equity:
Share capital	39	39
Additional paid-in capital	41,027	39,057
Accumulated deficit	(18,958)	(8,422)

Total shareholders’ equity	22,108	30,674

Total liabilities and shareholders’ equity	$23,921	$32,954

BioBlast Pharma Ltd

Consolidated Cash Flow Data

(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(3,551)	$(2,111)	$(10,536)	$(3,870)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4	2	10	3
Stock based compensation	528	291	1,970	305
Interest on short term deposit	(20)	-	(98)	-
Changes in operating assets and liabilities:
Receivables and prepaid expenses	(149)	(203)	(460)	(318)
Long-term deposit	(22)	(8)	(24)	(5)
Trade payables	46	366	(478)	596
Other accounts payable	(20)	(6)	(40)	348
Accrued severance pay	19	-	51	-
Net cash used in operating activities	(3,165)	(1,669)	(9,605)	(2,941)

Cash flow from investing activities:

Withdrawal of (investment in) short term bank deposits	(1,000)	-	4,000	-
Purchase of property and equipment	(10)	(27)	(31)	(56)
Net cash provided by (used in) investing activities	(1,010)	(27)	3,969	(56)

Cash flow from financing activities:

Issuance of shares, net	-	31,581	-	36,855
Net cash provided by financing activities	-	31,581	-	36,855

Increase (decrease) in cash and cash equivalents	(4,175)	29,885	(5,636)	33,858

Cash and cash equivalents at the beginning of the period	9,122	4,243	10,583	270

Cash and cash equivalents at the end of the period	$4,947	$34,128	$4,947	$34,128

Supplemental disclosure of non-cash investing and financing activities:
Issuance expenses yet to be paid as of September 30, 2014	$-	$70	$-	$70
Classification of Deferred issuance expenses to equity	$-	$97	$-	$-